September 29, 2009

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
100 F Street
Washington, DC 20549

Re:
Follow-Up Comment Letters dated September 18, 2009 concerning Form 10-K filed March 16, 2009, as amended April 30, 2009, Form 10-Q for the quarterly period ended March 31, 2009 and Preliminary Proxy Statement filed July 28, 2009

Dear Mr. Spirgel:

On behalf of Radio One, Inc. (the “Company”), we are providing the following responses to those certain follow-up comment letters dated September 18, 2009 concerning (i) our Form 10-K filed March 16, 2009, as amended April 30, 2009, and Form 10-Q For the Quarterly Period Ended March 31, 2009 (the “Follow-Up Periodic Reports Letter”) and (ii) our Preliminary Proxy Statement filed July 28, 2009 (the “Follow-Up Proxy Letter”), all File No. 000-25969 (together, the “Follow-Up Comment Letters” and each a “Follow-Up Comment Letter”).  The Follow-Up Comment Letters were in reference to the comment letters dated August 6, 2009 concerning the above referenced periodic reports and Preliminary Proxy Statement (the “Original Comment Letters”).  We once again note that, while referenced in the Original Comment Letters and the Follow-Up Comments Letters, at the time of the Original Comment Letters, we had not filed any report for the Quarterly Period ended June 30, 2009.  As the Follow-Up Periodic Reports Letter included each of the comments contained in the Follow-Up Proxy letter, we have responded to both Follow-Up Comment Letters in this response. The responses set forth below are numbered to correspond to the comments in the Follow-Up Periodic Reports Letter, which have been reproduced for ease of reference.  The numbering also  corresponds to the numbering in the Follow-Up Proxy Letter.  We will incorporate the responses and similar revised disclosure (as updated accordingly) into future quarterly and annual filings and into our Definitive Proxy Statement, as appropriate.

1.    We note your response to comment 11 from our letter dated August 6, 2009, related to the increase in Mr. Liggins’ annual base salary in 2008 and his $1.0 million “signing bonus.”  Since the amount of the signing bonus was based upon a determination by the Compensation Committee that Mr. Liggins was underpaid for the three years prior to his 2008 employment agreement, and since the Compensation Committee determined that Mr. Liggins’ increased salary of $980,000 “reflected current market compensation for comparable positions paid by other companies in the radio broadcast industry,” please disclose his actual compensation as a percentile of the peer group data for the relevant years.

Response:  While the Compensation Committee (the “Committee”) did make determinations that Mr. Liggins had been underpaid in prior years and that an annual base salary of $980,000 reflected compensation for comparable positions paid by other companies in the radio broadcast industry, as noted in our previous response, the Committee did not attempt to benchmark or set any compensation element for Mr. Liggins within a particular range or percentile with respect to our peer group. In fulfilling its mandate to ensure that the total compensation paid to Mr. Liggins was fair, reasonable and competitive, the Committee reviewed the compensation paid to chief executives at other comparable media companies simply to determine if Mr. Liggins’ compensation was “in the ballpark” with respect to fair, reasonable and competitive compensation and to establish a starting place it its compensation review.   In reviewing the data, the Committee observed that Mr. Liggins’ past compensation made him an outlier (to the low side) with respect to our peer group of pure-play radio broadcasting companies.  Further, to fulfill its fiduciary duties to avoid the waste of corporate assets, the Committee reviewed the data so as to have a construct within which to set Mr. Liggins’ compensation without overpaying versus the market for similar executive talent.  However, given the complexity of our multi-media platform versus radio broadcasting companies, benchmarking against executives at pure-play radio broadcasting companies would only be of some limited value because, in the Committee’s view, the management, vision and leadership abilities required to lead the Company are somewhat broader than those required to lead a pure-play radio broadcasting company.  Thus, as previously noted, the Committee considered other factors in setting Mr. Liggins’ compensation including the complexity of our business model, individual contribution and performance, reporting structure, internal pay relationships, community and industry prominence, and leadership and growth potential.  Considering all of these factors, the Committee determined that retroactive compensation was warranted in the form of the $1,000,000 “signing bonus” to remedy past underpayments of base salary and that the CEO’s annual base salary of $980,000 reflected current market compensation for comparable positions paid by other companies with a comparable multi-media platform.

        We will revise the phrase “reflected current market compensation for comparable positions paid by other companies in the radio broadcast industry” to “reflected current market compensation for comparable positions paid by other companies with a comparable multi-media platform” to more wholly reflect this point.

2.     We note your response to comment 11 from our letter dated August 6, 2009, related to the company’s $4.8 million “make-whole” payment to Mr. Liggins.  Please expand your disclosure to further discuss the specifics of the loan provided to Mr. Liggins in 2001 so that investors can understand the purpose of the loan and the Compensation Committee’s determination that “the out-of-pocket interest payments resulted in Mr. Liggins in effect working for a net negative compensation over [the] period.”  For example, specifically disclose the following:

•	whether the purchase of the shares by Mr. Liggins was required by the company or was a voluntary purchase on the part of Mr. Liggins;
•	the initial loan amount;
•	the annual interest rate;
•	when and how much principal and interest payments were made by Mr. Liggins;
•	how many shares of the company’s stock Mr. Liggins purchased with the proceeds of the loan and at what price per share; [and]
•	if any, the remaining principal balance of the loan[.]

Response:  Disclosure concerning Mr. Liggins’ 2001 loan arrangements has been provided in our past filings. However, to provide the context you request, we will include the revised language below in the revised CD&A to be included in the Company’s amended Proxy Statement.  This revised language will appear in the Section titled “2008 Base and Other Compensation Decisions,” “Compensation to Chief Executive Officer.”

“Make-Whole Payment”

In 2008, in addition to his compensation for such year, the Company paid a “make-whole” payment of $4,800,000, which is included in the annual bonus payments in the Summary Compensation Table.  On April 9, 2001, as required by the terms of his prior employment agreement with the Company, Mr. Liggins purchased 1,500,000 shares of the Company’s Class D common stock at a purchase price of $14.07 per share.  The stock was purchased with the proceeds of a full recourse loan from the Company in the amount of approximately $21.1 million. The loan accrued interest at an annual rate of 5.80% (adjustable based on the applicable federal rate). Mr. Liggins made an interest payment on the loan in the amount of $2.0 million in December 2004. Mr. Liggins made a principal repayment of approximately $17.8 million on his loan in February 2005 and repaid the full remaining balance of the loan in an amount of approximately $6.0 million in March 2005.  The repayment of approximately $17.8 million was effected using 1,125,000 shares of the Company’s Class D common stock owned by the CEO valued at a per share price of $15.82.  All shares transferred to the Company in satisfaction of this loan have been retired.  The remaining sums paid by the CEO were paid in cash.

Over the four year period that the loan was outstanding, Mr. Liggins’ total compensation was slightly over $4,000,000.  The Committee determined that the out-of-pocket interest payments resulted in Mr. Liggins in effect working for a net negative compensation over that period.  After consideration of the unique circumstances concerning that loan arrangement, the Committee deemed the end result of this particular arrangement, when viewed in hindsight, as having been punitive to the CEO, a result that had not been the intent of the Board in structuring the loan.  Therefore, the make-whole payment was designed to reimburse Mr. Liggins for the interest paid to the Company under the terms of the loan arrangement.  Understanding that the make-whole payment represented a significant cash outlay, the Committee structured it in a manner to permit deferment in order to meet the Company's cash flow needs and to maintain debt covenant compliance.  However, deferment was not required as the Company had adequate capital and cash flows to make such payment and maintain its covenant compliance during the second quarter of 2008.  The Committee believes this compensation element provided an appropriate remedy for the unintended consequences of a loan/stock purchase arrangement which had as its original purpose to incent and reward Mr. Liggins’ performance.

3.     Disclose whether the company deferred payment of the “make-whole” payment to Mr. Liggins to meet the company’s cash flow needs and to maintain debt covenant compliance.  We note that, in January 2009, the Named Executive Response Team recommended company-wide salary reductions and shorter work weeks as a cost saving initiative and that the named executive officers agreed to  seven percent salary reductions for 2009.

Response:  Please see response to Comment 2 above, specifically the revised disclosure in the second paragraph.

4.     Expand your disclosure in your compensation discussion and analysis to disclose the potential dollar value of the award made to Mr. Liggins characterized as the “TV One Award.” Tell us what consideration you have given to valuing the award for the purposes of reporting it in the executive compensation tables.

Response:  We will include the revised language set forth below in the revised CD&A to be included in the Company’s amended Proxy Statement.  This revised language will appear in the Section titled “2008 Base and Other Compensation Decisions,” “Compensation to Chief Executive Officer.”

TV One Award

Under the terms of his employment agreement, Mr. Liggins is eligible to receive an amount equal to eight percent (8%) of any proceeds from distributions or other liquidity events in excess of the return of the Company’s aggregate investment in TV One (the “TV One Award”).  The Company’s obligation to pay the TV One Award will be triggered (i) only after the Company’s recovery of the aggregate amount of its capital contribution in TV One and (ii) only upon actual receipt of (A) distributions of cash or marketable securities or (B) proceeds from a liquidity event with respect to the Company’s membership interest in TV One.  In June 2008, the Company engaged a third-party valuation firm to perform a fair valuation of TV One and the TV One Award.  The TV One valuation, which is based upon the value of TV One’s assets, including its cash flows, is reviewed at least annually.  As of June 30, 2009, the Company assessed the estimated fair value of the TV One Award to be approximately $4.2 million.

5.     We note your response to comment 12 from our letter dated August 6, 2009.  Please disclose the threshold, target and maximum amounts payable to executives as cash bonus awards in the event each specific performance-based financial objective is not met, is achieved or in the alternative, exceeded.  We note your disclosure that no performance based bonus awards were made on a company-wide basis in 2008.

Response:  We will include the revised language below in the revised CD&A to be included in the Company’s amended Proxy Statement.  This revised language will appear in the Section titled “2008 Individual Performance Reviews and Performance-Based Annual Bonus Decisions.”

Performance Criteria for the CEO.  The Committee establishes the bonus level for the CEO.  Under the terms of his new employment agreement, the CEO’s bonus award may not in the aggregate exceed his annual base salary.  The CEO’s bonus award has two components. The first component, equaling 50% of the award, is based on the achievement of pre-established individual and Company performance goals, as determined by the Committee in consultation with the CEO (the “Performance Goals Portion”).  For calendar year 2008, the elements and allocations of the Performance Goals Portion were as follows: (i) Company consolidated performance as measured by performance against each of budgeted revenue, expenses and cash flow - allocation equaled 15% (5% per measure) or maximum payout of $73,500; (ii) radio market performance against the top half of publicly reporting radio companies - allocation equaled 15% or maximum payout of $73,500; (iii) balance sheet management measured by compliance with bank covenants, resource allocation, asset dispositions, stock buy backs and debt retirement - allocation equaled 20% or maximum payout of $98,000; (iv) TV One performance measured by performance against budgeted revenue, achievement of breakeven status and negotiation of an investor buy-out - allocation equaled 25% (8.33% per measure) or maximum payout of $122,500; and (v) interactive group performance measured by performance against budgeted revenue, expenses and cash flow - allocation equaled 25% (8.33% per measure) or maximum payout of $122,500.  While in some instances specific thresholds were not developed, a discussion of thresholds and the Committee’s observations in determining Mr. Liggins’ performance-based bonus compensation is included below in the Section titled “2008 Performance-Based Annual Bonus Decision.”  In those instances where specific thresholds were established, the applicable allocated portion of the Performance Goals Portion was to be credited on an “all or nothing” basis.  Thus, if the performance measure was missed, the CEO would not receive any portion of the allocation toward his bonus payment.  The second component, equaling the balance of the award, is determined at the discretion of the Committee.  In determining the amount of the discretionary portion of the CEO’s bonus, the Committee may consider factors such as “over-performance” versus all or any one of the pre-established individual and Company performance goals under the Performance Goals Portion of the bonus.

Performance Criteria for the CFO.  For calendar year 2008, Mr. Thompson’s employment agreement provided for a discretionary cash bonus in an amount not to exceed $75,000.  While Mr. Thompson’s bonus was discretionary, consideration was given to  performance criteria that were essentially the same as that of the CEO.  In addition, the CFO had the following goals: (i) complete a review and assessment of the structure the finance department; (ii) negotiate and successfully close the Community Connect Inc. acquisition; (iii) monitor financial results of Interactive One and track the division against the approved budget plan; (iv) develop strategy and plans for long-term financing needs; and (v) execution on other directives from the Board and CEO.  While in some instances specific thresholds were not developed, a discussion of thresholds and the Committee’s observations in determining Mr. Thompson’s performance-based bonus compensation is included below in the Section titled “2008 Performance-Based Annual Bonus Decision.”

Performance Criteria for the President, Radio Division (“PRD”).  Under his employment agreement that was in effect during calendar year 2008, the PRD’s bonus was also comprised of a performance based portion and a discretionary portion.  Each portion had a maximum payout of $100,000.  Performance metrics and allocations for the PRD’s discretionary performance bonus were as follows for calendar year 2008: (i) Market share growth - allocation equaled 45% or payout of $45,000 upon attainment of goal; (ii) achievement of budgeted revenue - allocation equaled 10% or payout of $10,000 upon attainment of goal; (iii) achievement of budgeted operating profit - allocation equaled 10% or payout of $10,000 upon attainment of goal; (iv) achievement of budgeted expenses - allocation equaled 5% or payout of $5,000 upon attainment of goal; and (v) programming/ratings achievement - allocation equaled 30% or payout of $30,000 upon attainment of goal.   Other factors that could be considered in the PRD’s final bonus determination were: (i) execution of the Black America Study; (ii) recruitment and retention of key talent and employees; (iii) progress on revenue goals for radio station websites; and (iv) execution on other directives from the Board and CEO.  While in some instances specific thresholds were not developed, a discussion of thresholds and the Committee’s observations in determining Mr. Mayo’s performance-based bonus compensation is included below in the Section titled “2008 Performance-Based Annual Bonus Decision.”  In those instances where specific thresholds were established, the applicable allocated portion of the performance portion was to be credited on an “all or nothing” basis.  Thus, if the performance measure was missed, the PRD would not receive any portion of the allocation toward his bonus payment.  The second component, equaling the balance of the award, is determined at the discretion of the Committee.  In determining the amount of the discretionary portion of the PRD’s bonus, the Committee may consider factors such as “over-performance” versus all or any one of the pre-established individual and Company performance goals under the performance portion of the bonus.

2008 Performance-Based Annual Bonus Decisions

In making final 2008 performance-based annual bonus decisions, the Committee considered named executive officer performance against the applicable performance criteria.  In considering the above-described performance criteria for the CEO, CFO and PRD, the Committee made the following observations in determining performance-based bonus compensation:

(i)     The Company’s 2008 operating performance versus our 2008 business plan.  In this regard, the Committee recognized that while a number of the plan objectives (or bonus thresholds) were not achieved, the 2008 advertising market was far weaker than expected, which created a more difficult operating environment.  Specifically, our 2008 business plan was based upon an assumption of flat market revenue growth compared to an actual market revenue decline of 8.8% in the markets in which we operate.  In this context the Committee noted that our revenue decline of 6.1%, bettered the performance of our peers by 270 basis points in the markets in which we operate.  This was indicative of a market-share gain of 20 basis points. The Committee further noted that in measuring the Company’s consolidated performance as measured by performance against budgeted revenue, operating profit, expenses and cash flow, only the Company’s budgeted expense target was met.

(ii)   The Committee considered that for 2008 our total shareholder return failed to exceed that of the Peer Group.  Specifically, the total shareholder returns of our Class A and Class D common stock were declines of 81% and 91%, respectively, compared to a decline of 76% for the Peer Group. In considering the stock performance, the Committee also considered the current listing status of the Company’s Class A and Class D common stock and the notifications the Company received from the NASDAQ Stock Market considering the possibility of delisting.

(iii)  The Committee considered that for 2008, despite unprecedented market conditions, we were able to maintain compliance with the financial covenants contained in our credit facility.  Specifically, as of December 31, 2008, the Company’s Senior Secured Leverage Ratio (as defined under our credit facilities) was 3.38x versus a covenant maximum of 4.0x, the Company’s Total Leverage Ratio (as defined under our credit facilities) was 6.14x versus a covenant maximum of 7.25x and the Company’s Interest Coverage Ratio (as defined under our credit facilities) was 1.92x versus a covenant minimum of 1.75x.

(iv)   Consideration was given to balance sheet management in light of the difficult economic conditions of 2008.  It was noted that the Company finished 2008 with total debt of approximately $675.2 million, down from approximately $815.5 million at year end 2007.  The Committee also noted the Company’s repurchase of $196.0 million of Company debt at an average discount of 38.4%.  The Committee determined that these opportunistic actions substantially increased the amount of capacity that the Company had under its bank covenants.

(v)    The Committee considered the Company’s initiatives to enhance shareholder value including our repurchase during fiscal year 2008 of 20.5 million shares of Company stock for approximately $12.1 million, an average price per share of $0.59.

(vi)   The Committee considered our strategic initiatives including: (a) our sale of KRBV-FM, in Los Angeles for $137.5 million; (b) our acquisition of WPRS-FM in the Washington, DC market, for $38.0 million; and (c) the launch of a new scheduling and ratings verification system in our Houston market.

(vii)  The Committee considered actions taken towards driving long-term shareholder value and propelling the Company towards its multi-media strategy, including: (a) the acquisition of Community Connect Inc.; (b) the performance of new and enhanced brands (including TV One, Interactive One, Hello Beautiful, GIANT Magazine and The Urban Daily); (c) leadership by means of increased training and key hires and promotions; and (d) industry initiatives and leadership.

(viii) With respect to the performance of TV One, the Committee noted that TV One’s budgeted revenue was achieved in full as was its break-even point for profitability.  The Committee further noted that the Company did not have any buy-out rights with respect to TV One investors until 2009.

(ix)    With respect to the performance of Interactive One, the Committee noted that while the division achieved only 87% of budgeted revenue, expenses were approximately $4,000,000 better than budget and cash flow losses were approximately $2,000,000 better than budget.

While considering each of the above observations, and each of the named executive’s respective performance against applicable performance criteria, and upon recommendation of the CEO, the Committee determined that given the extraordinary effects of the current global financial and economic crisis, the unprecedented market conditions, overall operational performance in 2008 and the continued uncertainty with respect to operational performance in 2009, except in certain limited circumstances mandated by contract or by pre-established compensation plans rewarding certain employees for revenue generation or achieving certain ratings goals, bonuses would not be paid on a Company-wide basis.   While this determination does not preclude payment of performance-based annual bonuses in the normal course in future years, the determination did preclude the payment of performance based bonuses for calendar year 2008 to all named executive officers, except for a $5,000 cash payment to be paid in 2010 to Mr. Mayo for achievement of his budgeted expense goal.

6.     Revise your disclosure in the table to include the performance based-bonus paid to Mr. Mayo in the amount of $5,000 for fiscal year 2008.  We note your disclosure in your response letter on page A-7 that Mr. Mayo earned a performance based bonus for fiscal year 2008 in the amount of $5,000 that will be paid during fiscal year 2010.  Please disclose amounts awarded as bonus and amounts awarded under non-equity incentive plans in the year earned rather than they year paid.  Refer to Item 402(c)(2)(iv) and Instruction 1 to Item 402(c)(2)(vii) of Regulation S-K.

Response:  The Company will revise the disclosure in an amended Proxy Statement as follows:

EXECUTIVE COMPENSATION (1)

The following table sets forth the total compensation for each of the named executive officers for the years ended December 31, 2008, 2007 and 2006:

Name and Principal Position	Year	Salary $	Bonus (2) $	Stock Awards (3) $	Option Awards (3) $	Non-Equity Incentive Plan Compensation $	Nonqualified Deferred Compensation Earnings $	All Other Compensation $		Total $

Catherine L. Hughes - Chairperson	2008	709,795	0	40,939	75,273	0	24,000	29,626	(4)	879,633
	2007	403,800	0	0	0	159,030	24,000	15,422	(4)	602,252
	2006	389,700	0	0	0	190,000	28,000	35,874	(4)	643,574

Alfred C. Liggins, III - CEO	2008	846,271	5,800,000	81,878	153,521	0	0	76,376	(5)	6,958,046
	2007	575,370	0	0	0	468,720	0	62,815	(5)	1,106,905
	2006	551,250	0	0	0	560,000	0	75,302	(5)	1,186,552

Peter D. Thompson - CFO (6)	2008	361,607	0	25,096	13,082	0	0	6,000	(7)	405,785
	2007	61,538	15,000	0	0	20,000	0	0		96,538
	2006	0	0	0	0	0	0	0		0

Scott R. Royster - Former CFO (8)	2008	452,678	0	0	0	0	0	0		452,678
	2007	431,800	0	0	0	3,234,146	0	0		3,665,946
	2006	413,700	0	0	290,055	175,000	0	0		878,755

Barry A. Mayo - President, Radio Division (9)	2008	500,000	0	101,389	52,822	5,000	0	0		659,211
	2007	182,500	0	38,368	19,989	0	0	0		240,857
	2006	0	0	0	0	0	0	0		0

Linda J. Vilardo - CAO (10)	2008	445,145	0	0	0	2,005,000	0	0		2,450,145
	2007	431,800	0	0	0	146,475	0	0		578,275
	2006	413,700	0	0	277,969	175,000	0	0		866,669

Mary Catherine Sneed - Former COO (11)	2008	0	0	0	0	0	0	0		0
	2007	0	0	0	0	0	0	0		0
	2006	255,910	0	0	277,969	175,000	0	0		708,879

Zemira Jones - Former VP Operations (12)	2008	86,488	0	0	0	0	0	138,096	(13)	224,584
	2007	370,780	0	0	0	25,465	0	0		396,245
	2006	341,250	0	0	92,388	24,721	0	0		458,359

1.
Except for grants to Ms. Hughes, Mr. Liggins and Mr. Thompson, there were no stock awards, non-equity incentive plan compensation or option grants to executive officers during 2008.  Ms. Hughes was granted options to purchase 600,000 shares of Class D stock and 150,000 restricted shares of Class D stock upon execution of her new employment agreement in April 2008. Mr. Liggins was granted options to purchase 1,150,000 shares of Class D stock, 300,000 restricted shares of Class D stock and the ability to receive an award amount equal to 8% of any proceeds from distributions or other liquidity events in excess of the return of the Company’s aggregate investment in TV One upon execution of his new employment agreement in April 2008. Mr. Thompson was granted options to purchase 75,000 shares of Class D stock and 75,000 restricted shares of Class D stock upon execution of his employment agreement in March 2008.   Except for grants to Barry Mayo, there were no stock awards, non-equity incentive plan compensation or option grants to executive officers in 2007. Mr. Mayo was granted options to purchase 50,000 shares of Class D common stock and 50,000 shares of Class D common stock upon his employment with the Company. There were no stock awards, non-equity incentive plan compensation or option grants to executive officers in 2006.  The Company does not provide a defined benefit pension plan and there were no above-market or preferential earnings on deferred compensation.

2.
Reflects purely discretionary bonuses. These amounts were paid in the year subsequent to being awarded.  For 2008, Mr. Liggins’ aggregate bonus amount includes (i) a $1,000,000 “signing bonus” and (ii) a “make-whole” bonus of $4,800,000, both paid in connection with Mr. Liggins’ 2008 employment agreement. Mr. Thompson’s bonus amount includes a $15,000 “signing bonus” paid in connection with his 2008 employment agreement

3.
The dollar amount recognized for financial statement purposes in accordance with SFAS No. 123(R), "Share-based Payment," for the fair value of options and restricted stock granted.  These values are based on  assumptions described in Note 11 to the Company’s consolidated financial statements in its 2008 Annual Report on Form 10-K/A and in Note 11 and 12 to the Company’s consolidated financial statements in its 2007 and 2006 Annual Report on Form 10-K, respectively. Mr. Royster’s and Mr. Jones’ options were forfeited in 2008. Ms. Sneed’s options were forfeited in 2006.

4.
For 2008 and 2007, for company automobile provided to Ms. Hughes and financial services and administrative support in the amounts of $1,999 and $1,999 and $27,626 and $13,423, respectively.  For 2006, for driver and company automobile provided to Ms. Hughes and financial services and administrative support in the amounts of $11,635 and $24,239.

5.	For 2008, 2007 and 2006, for financial services and administrative support provided to Mr. Liggins in the amounts of $76,376, $62,315 and $75,302, respectively.

6.	Served as Executive Vice President of Business Development through February 19, 2008 and began as CFO on February 20, 2008.

7.	For company automobile provided to Mr. Thompson.

8.	Served as CFO through December 31, 2007. Mr. Royster’s 2007 non-equity incentive plan compensation amount includes a $3,087,671 retention bonus paid in July 2008, pursuant to his employment agreement.

9.	Began as President, Radio Division on August 6, 2007.

10.	Ms. Vilardo’s 2008 non-equity incentive plan compensation amount includes a $2,005,000 retention bonus paid in November 2008, pursuant to her previous employment agreement.

11.	Served as Chief Operating Officer through June 30, 2006.

12.	Served as Vice President of Operations through March 3, 2008.

13.	For severance payment and vacation payout to Mr. Jones in the amounts of $123,554, and $14,542, respectively
7.     We note your disclosure in your proposed compensation discussion and analysis that the company may award cash bonuses to named executive officers upon the achievement of certain pre-established individual and company performance goals.  In addition, we note your disclosure in past filings that the company has awarded bonuses to named executive officers upon the achievement of pre-established performance objectives.  However, we note that you characterize awards made upon the achievement of pre-established performance objectives as “Bonus” awards in the Summary Compensation Table for Fiscal Years 2006 and 2007. It appears that amounts that you have characterized as bonus awards to your named executive officers are based upon satisfaction of performance targets that were pre-established and communicated to your executives.  Therefore, it appears that you should report their awards in your Summary Compensation Table as non-equity incentive plan awards. Amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures.  If you disagree, please provide an analysis as to why you believe these amounts should be characterized as bonus awards rather than non-equity incentive plan awards.  For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations.

Response:  See response in Comment 6 above. We will also revise the principle components of executive compensation to reflect “base salary,” “non-equity incentive plan compensation,” and “long-term incentives.”

8.     Notwithstanding the fact that you did not pay performance based bonuses for 2008, please provide information regarding your non-equity incentive plan awards in the Grants of Plan-Based Awards table.

Response:  The Company will revise the disclosure in an amended Proxy Statement to include the following table:

2008 Grants of Plan - Based Awards

				Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards
Name		Grant Date *	Action Date	Threshold $	Target $	Maximum $	Threshold $	Target $	Maximum $	Stock Awards #	Option Awards #	Exercise Price of Option Awards $	Grant Date Fair Value of Stock and Option Awards $

Catherine L. Hughes	(1)	6/5/2008	4/15/2008	0	0	0	0	0	0	150,000			211,500
		6/5/2008	4/15/2008	0	0	0	0	0	0		600,000	1.41	388,873

Alfred C. Liggins, III	(2)	6/5/2008	4/15/2008	0	0	0	0	0	0	300,000			423,000
		6/5/2008	4/15/2008	0	0	0	0	0	0		1,150,000	1.41	845,250

Barry A. Mayo	(3)	1/1/2008	12/31/2008	5,000	5,000	5,000	0	0	0	0	0	n/a	0

Peter D. Thompson	(4)	6/5/2008	3/31/2008	0	0	0	0	0	0	75,000			105,750
		6/5/2008	3/31/2008	0	0	0	0	0	0		75,000	1.41	55,125

(1)	50,000 shares vest on April 15, 2009, April 15, 2010 and April 15, 2011. 200,000 options vest on April 15, 2009, April 15, 2010 and April 15, 2011.

(2)	100,000 shares vest on April 15, 2009, April 15, 2010 and April 15, 2011. 383,333 options vest on April 15, 2009, April 15, 2010 and April 15, 2011.

(3)	Grant and action dates reflect performance period for non-equity incentive plan award. A $5,000 bonus will be paid in 2010 for meeting 2008 budgeted expense performance criteria.

(4)	25,000 shares vest on February 19, 2009, February 19, 2010 and February 19, 2011. 25,000 options vest on February 19, 2009, February 19, 2010 and February 19, 2011.

*  If on the date the Committee approved an award (the “Action Date”) it was determined that material non-public information existed, the Action Date and Grant Date may differ per the Company Stock Plan Administration Procedures. The Grant Date of awards would be delayed until the information in question was communicated to the marketplace.

9.     We note your disclosure provided in response to comment 15 from our letter dated August 6, 2009.  Expand your proposed disclosure to include a brief, narrative description of the material terms of any award reported in the table.  Refer to Item 402(e)(1)(iii) of Regulation S-K.

Response:  See response to comment 8 above.

10.   We note your disclosure provided in response to comment 22 from our letter dated August 6, 2009.  As previously requested, please provide separate disclosure of outstanding option awards and outstanding stock awards in the tabular from required by Item 402(f)(1) of Regulation S-K.

Response:  The Company will revise the disclosure in an amended Proxy Statement to include the following table:

Outstanding Equity Awards at 2008 Fiscal Year-End

		OPTION AWARDS						STOCK AWARDS
Name		Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($)

		Class A	Class D	Class D	Class A or D			Class D	Class D	Class D	Class D

Catherine L. Hughes	(1)	0	0	600,000	0	1.41	6/5/2018	150,000	33,000	0	0

Alfred C. Liggins, III	(2)	0	1,500,000	0	0	14.80	8/10/2014	300,000	66,000	0	0
		0	0	1,150,000	0	1.41	6/5/2018	0	0	0	0

Barry A. Mayo	(3)	0	25,000	25,000	0	4.05	8/6/2017	25,000	5,500	0	0

Linda J. Vilardo		7,799	0	0	0	7.78	5/5/2009	0	0	0	0
		0	55,654	0	0	8.11	5/5/2009	0	0	0	0

Peter D. Thompson	(4)	0	0	75,000	0	1.41	6/5/2018	75,000	16,500	0	0

(1)	200,000 options vest on April 15, 2009, April 15, 2010 and April 15, 2011. 50,000 shares vest on April 15, 2009, April 15, 2010 and April 15, 2011.
(2)	383,333 options vest on April 15, 2009, April 15, 2010 and April 15, 2011. 100,000 shares vest on April 15, 2009, April 15, 2010 and April 15, 2011.
(3)	25,000 options vest on August 6, 2009. 25,000 shares vest on August 6, 2009.
(4)	25,000 options vest on February 19, 2009, February 19, 2010 and February 19, 2011. 25,000 shares vest on February 19, 2009, February 19, 2010 and February 19, 2011.

11.   We note your disclosure provided in response to comment 16 from our letter dated August 6, 2009.  Please tell us how you arrived at the amount disclosed under column, “Value Realized on Vesting $.” According to Instruction to Item 402(g)(2) of Regulation S-K, the aggregate dollar amount realized by the named executive officer upon the vesting of stock is computed by multiplying the number of shares of stock (25,000) by the market value of the underlying shares on the vesting date.  The closing price of your stock on August 5, 2008, the partial vesting date, was $1.57.  Please reconcile.

Response:  Mr. Mayo received a grant of 50,000 restricted shares of Class D common stock in 2007 that vested in equal increments of 25,000 shares on August 5, 2008 and August 5, 2009.  The closing price of our Class D common stock on August 5, 2008 was $1.03.  The stock price referenced in the above comment was for our Class A common stock on August 5, 2008.  The Company will revise the disclosure in an amended Proxy Statement to include the following table:

2008 Stock Vested

	Stock Awards
Name	Number of Shares Aquired on Vesting #	Value Realized on Vesting $

Barry A. Mayo	25,000	25,750

12.   We note your disclosure provided in response to comment 24 from our letter dated August 6, 2009.  Please disclose the “specified amount” of Ms. Hughes salary and bonus that she may defer.  Also disclose the time frame in which the deferred compensation is payable upon the specified events.

Response:  The following revised disclosure will be included in the Company’s Proxy Statement.

Deferred Compensation.  We have a deferred compensation plan that allows Catherine L. Hughes, our Chairperson, to defer compensation on a voluntary, non-tax qualified basis. Under the plan in effect during 2008, Ms. Hughes deferred $24,000 of her base salary (and no amounts of bonus) until death, disability, retirement or termination.  The amount owed to her as deferred compensation is an unfunded and unsecured general obligation of our Company.  Deferred amounts accrue interest based upon the return earned on an investment account with a designated brokerage firm established by Radio One. All deferred amounts are payable in a lump sum 30 days after the date of the event causing the distribution to be paid.

13.   We note your disclosure provided in response to comment 25 from our letter dated August 6, 2009.  Please include in the table the deferred compensation payable to Ms. Hughes upon death, disability, retirement or termination.

Response:  The Company will revise the disclosure as follows:

Potential Payments upon Termination or Change of Control

	Resignation of Officer Upon Change in Control		Termination w/o Cause or Upon Change of Control or Resignation for Good Reason	Termination for Cause or Resignation w/o Good Reason, Death or Disability
Executive Benefits and Payments Upon Termination for Catherine L. Hughes
Base Salary/Severance		$2,250,000	$750,000	n/a
Medical, Dental and Vision		n/a	6,900	n/a
Unvested Portion of Stock Awards		33,000	33,000	n/a
Deferred Compensation		330,671	330,671	330,671
Total		$2,613,671	$1,120,571	$330,671
Executive Benefits and Payments Upon Termination for Alfred C. Liggins
Base Salary/Severance		$2,940,000	$980,000	n/a
Medical, Dental and Vision		n/a	11,100	n/a
Unvested Portion of Stock Awards		66,000	66,000	n/a
Total		$3,006,000	$1,057,100
Executive Benefits and Payments Upon Termination for Peter D. Thompson
Base Salary/Severance	$	n/a	$93,750	n/a
Medical, Dental and Vision		n/a	n/a	n/a
Unvested Portion of Stock Awards		16,500	16,500	n/a
Total		$16,500	$110,250
Executive Benefits and Payments Upon Termination for Barry A. Mayo
Base Salary/Severance	$	n/a	$300,000	n/a
Medical, Dental and Vision		n/a	n/a	n/a
Unvested Portion of Stock Awards		5,500	5,500	n/a
Total		$5,500	$305,500

(a) Mr. Thompson’s employment agreement does not explicitly provide for the immediate vesting of unvested stock awards upon a Change of Control (as defined in the Company’s Amended and Restated 1999 Stock Option and Restricted Stock Grant Plan). However, in the event of a Change of Control, under the terms of the Company’s Amended and Restated 1999 Stock Option and Restricted Stock Grant Plan, the Compensation Committee may provide, in its discretion, that any unvested portion of stock awards shall become immediately vested.

14.   We note your disclosure provided in response to comment 27 from our letter dated August 6, 2009.  Please revise your disclosure to reflect the grant date fair value of each equity award computed in accordance with FAS 123(R) and the aggregate number of options awards outstanding at fiscal year end for each director.

Response:  The Company will revise the disclosure in an amended Proxy Statement to include the following table:

2008 Director Compensation

Name		Fees Earned or Paid in Cash $ (1)	Option Awards $ (1) (2)	Total $

Terry L. Jones	(3)	24,500	3,420	27,920

Brian W. McNeill	(3)	18,000	3,420	21,420

B. Doyle Mitchell, Jr.	(4)	17,000	3,420	20,420

D. Geoffrey Armstrong	(3)	25,500	3,420	28,920

Ronald E. Blaylock	(5)	18,000	3,420	21,420

(1)
The dollar amount recognized for financial statement reporting purposes in 2008 in accordance with SFAS No. 123(R). These values are based on assumptions described in Note 11 to the Company's consolidated financial statements in its 2008 Form 10-K/A.

(2)	For each Director, the Option Award grant date fair value was $13,032. Each Director was awarded 17,730 options.
(3)	47,730 options outstanding in the aggregate as of December 31, 2008.
(4)	17,730 options outstanding in the aggregate as of December 31, 2008.
(5)	42,730 options outstanding in the aggregate as of December 31, 2008.

***********************

        In connection with the Staff’s comments, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

•	the Registrant may not assert Staff comments as a defense on any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

        If you have any further questions or comments, of if you require any additional information, please do not hesitate to contact the undersigned at 301.429.4638 or by facsimile at 301.306.9426.  Thank you in advance for your consideration.

Very truly yours,

/s/

Peter D. Thompson
Executive Vice President and
Chief Financial Officer
Radio One, Inc.